Exhibit 17

April 27, 2009

G. ROBERT GEY

N6562 Bowers Road

Elkhorn, WI 53121

262-723-1210(H)/612-867-4763(C)

Email: rgeyl@Yahoo.com

Jack McKeon, Chairman

Hawkins Inc.

3100 East Hennepin Ave

Minneapolis, MN 55413

Dear Jack:

As other Hawkins Inc. shareholders have become aware of the actions taken in the January 9, 2009 Special Meeting and circumstances leading to it there have been discussions relative to submitting my name for reelection to the 2010 Board.

The purpose of this letter is to state my intent to resign from the Board effective with the end of the current Board term. Therefore, I will not be pursuing reelection and any such submission on my behalf should be declined.

Recent Hawkins Board decisions have shown it to have become ethically challenged. Examples of this are in the attachments which document significant contraventions of:

1.	The intent, spirit and requirements of Hawkins board charters/procedures.
2.	Past decision making practices incorporating a best practices approach.
3.	A sense of fair play and fair dealing in managing conflict without retribution.
4.	The exercise of fiduciary and ethical governance responsibilities to Board members.
5.	The commitment to maximizing shareholder value vs blind loyalty to the CEO.

Until recently the Hawkins Inc Board has been exemplary in its conduct and successfully managed its way through many challenging situations.

I am privileged to have played a major roles with that past Board and to have provided guidance via seven years of service in the following:

•	ERP conversion.
•	CEO and management succession planning.
•	Overhaul of financial reporting for compliance.

McKeon

•	Implementation of Sarbanes Oxley.
•	CFO and Board member selections.
•	Member of the Audit Committee.
•	Member of the Governance Committee.
•	Chairman of the Nominating Committee.
•	Competitive compensation for Board members.
•	Catalyst for development of strategic business plans.
•	Maximizing water treatment group opportunities.
•	Initiating pay for performance and accountability concepts.
•	Providing contrarian perspectives for informed decision making.

Look forward to seeing you in June.

Sincerely,

/s/ G. Robert Gey

G. Robert Gey

Cc:	Eapen Chacko

Richard Erstad

Jim Faulconbridge

Howard Hawkins

John Hawkins

Duane Jergensen

Daryl Skaar

Jim Thompson

Jeff Wright

TELEPHONE CALL SUMMARY

12-12-2008 = Phone call from McKeon stating that he had contacted all the other members of the Board except Eapen Chacko from whom he had a phone message all denying they had made any disparaging comments to Candidate1 that would have caused him not to join the Board. Since many of Candidate’s comments mirrored mine of the past it must have come from me. I indicated that I had had 3 contacts with Candidate. The first with Jim Faulconbridge and Duane Jergenson, the second to set up the meeting with Eapen Chacko, Daryl Skaar and Kathy Pepski, CFO, and the final to get Candidate’s feedback. At no point or time did we discuss or converse in any manner relative to Board dissention or John Hawkin’s leadership. In fact Candidate never indicated to me that this was a reason for his not joining which were:

1.	There isn’t a culture, leadership or infrastructure at HWKN that supports a public company growth oriented philosophy.
2.	HWKN has lots of money on the balance sheet but isn’t leveraging it for growth.
3.	Given the lack of a growth investment culture HWKN should be a private company.
4.

If he didn’t have a full time demanding job he could help drive HWKN and educate the Board but since he has limited bullets in the gun he felt he would become increasingly frustrated at the slow or reluctant progress and that his talents could be better used elsewhere from a company that would better value them.

As I explained his reasons to Jack McKeon and all the other Board members I informed them that I only listened to his explanations and made no attempt to reconcile them as he had his mind made up.

McKeon went into his tirade about my lack of support for John and that I should resign. Further that I had little support from the majority of the Board. When I told him I wouldn’t he said since he couldn’t fire me he would move in Feb to strip me of the Nominating Committee Chairmanship. He then went on to say:

1.	That I had told him that John shouldn’t be CEO but COO — this was some 3 years ago now!
2.	That why had I cancelled Kathy’s meeting since it was at his direction and I should have called him. I stated that it was inappropriate at that point in the interview process.
3.	He took offense at my email to Richard Erstadt, Corporate Attorney, and I told him I didn’t appreciate being blindsided and he said I should have call Richard and I said phone works both ways.
4.	Finally that he requested I get closer to John and I have made no effort to do so.

_________________________

1 The name of the potential director has been redacted by the Company to preserve his privacy and because the Company believes it is not material to the understanding of the contents of these documents. The party is referred to as “Candidate” in these documents.

Some thoughts:

1.

When asked for evidence of my disparaging comments he could only offer that Candidate’s comments mirrored mine, all other Board members said they didn’t and that he wasn’t going to get him involved or call him to inquire of what I might or might not have said. Interesting that he accepts the others at face value but not my response.

2.	I indicated that others do or have felt the same way about John and had relayed that to him. He felt smug in singling me out.
3.

As for Kathy other Board members weren’t comfortable as well and thought it sent the wrong message to Candidate plus there would be plenty of time later for her one on one. As Chair and the Nom C Charter provides the authority to set the process that I could make that call. Additionally this pales against the failure of the Chair and CEO to include any members and especially the Chair in assessing the qualifications of the new CFO as per John his dislike for Eapen prevents him from working with him.

4.	As regards the email to Richard it’s like calling the kettle black as mine is nothing compared to the bull shit memo McKeon sent.
5.	The refusal to provide evidence or even investigate further smacks of guilty till proven innocent and I believe violates the fiduciary and ethical responsibility the Chairman has to Board members.
6.

Since McKeon refused to recon tact Candidate I called him this same day. Candidate informed me that he did not say what McKeon has recounted and that McKeon was taking liberty with his reasons which were in essence that his contributions would be more meaningful elsewhere. Further he did not relay the comments from any of the people he talked with and complemented the Board on its nomination processes. Additionally, he had made up his mind after talking with Faulconbridge twice, meeting with McKeon and interviewing John. Never did he mention that any of the other discussions had an impact on his decision but that he reached the conclusion on his own from these conversations. I asked Candidate if he would verify this to McKeon and he said he doubted McKeon would call as he knew his reasons and in fact when they talked it was as if he was relaying info that McKeon didn’t want to hear and wanted to get off the phone as soon as possible.

7.

In sum sufficient cause does not exist for these allegations and the action proposed. It appears that the Chair is conducting a vendetta against one of the Board members from insisting on executive sessions which is the right of the independent directors (that insistence resulted in a prior attempt to force a resignation of this member), an attempt to muzzle him and send a message to others that surfacing contrary opinions or questioning sensitive areas jeopardizes ones position on the Board.

RESPONSE TO MCKEON DECEMBER 15, 2008 EMAIL

Jack’s email, request for my resignation and proposed retribution represents a serious case of irrational exuberance, ignores evidence, demonstrates a fraudulent attempt to frame a Director and continues a history of disloyally to the Board in favor of an obsessive compulsion to retain John as CEO mowing down any opposition at all cost.

Reference is made to Jack’s email making public his request for my resignation from the Hawkins Board and the retribution if I don’t.

As is the case in most situations that are two sides to the story which I attempted to explain to Jack but obviously wasn’t accepted/believed.

In order to fully present the circumstances I have copied Jack’s email into this document and my responses are in red.

Gentlemen– I have asked for Bob’s resignation from the Board of Hawkins– I’ve never asked anyone else to resign and hope it’ll never happen again– here’s my thinking—

Early on Jack met with Eapen and strongly suggested he resign. I see little difference in suggesting and “asking” in this case. Further Jack did previously ask for my resignation. This occurred when I insisted that the independent Directors be afforded an Executive Session. My purpose was to be able to freely discuss any issues in order to resolve dissention regarding John’s leadership and get on the same page. I think or thought this had been accomplished as it surfaced a number of issues that were ultimately responded to.

1-- The email I sent to you last week re my conversation with Candidate was the catalyst for my decision– it was not the cause– Bob has said he didn’t say anything to lead Candidate to the conclusion that “certain” board members were frustrated with and not confident in management--I have no way of getting to the bottom of this-- I have talked with each of you and no one recalls anything in their discussions with Candidate that lead him to that conclusion-- I’ll accept that.

The first question that comes to mind is how can something that never happened be a “catalyst”. It was clear from my conversation with Jack that this was indeed the causal for his demand of my resignation. Further he refused to accept my answer saying that Candidate’s reasons were the same as my past critiques and ergo that had to be the case. Jack did and does have a “way of getting to the bottom of this” as related specifically to my situation and I requested he contact Candidate for verification - he refused. I then called Candidate on that Friday and he confirmed that he and I had NO conversation relative to HWKN matters other than that which occurred at meeting with the Nominating Committee at which Jim and Duane were present. The other 2 contacts were solely for the scheduling of the sessions with McKeon/John and Eapen and Daryl.

Candidate further stated that he made his decision after meeting with Jim twice and meeting McKeon and “interviewing” John - he made no reference to any other meeting and said his conclusion was reached after considering all the inputs none of which could be attributed to any one Director.

I said perhaps Jack could call him for verification. Candidate said “I doubt Jack would do that as “he knows what I said my reasons were”. He went on to say that in giving Jack his response that it was evident he didn’t like what he was saying and appeared anxious to get off the phone.

It remains apparent to me that Jack has accepted the response for all others but not mine, is unwilling to investigate further and has concocted a rational for my removal from the Board.

2-- the reason I asked for Bob’s resignation has been long in the making-- I’ve had at least three very direct and difficult discussions with Bob over the years re his lack of confidence in John-- he has long felt that John should not be CEO and has been very open about that with the directors--I’ve told him if he can’t get behind John, he should resign-- he obviously never took that advice-- a director needs to push back on management and we do, but at the end of the day we’re all wearing the same jersey and we all have each other’s back-- to me, Bob has never been on the team.

Suffice to say that I am not the only Director who has expressed lack of confidence in John’s leadership at times to Jack. Yet mine is the only position being challenged. None of those other conversations are apparently important to bring out. I have been patiently waiting for John to develop and for Jack in his role as Chairman as sold to the Board to develop John so that he could fully perform as a CEO. It’s not a matter of blindly backing John but acting in the best interest of the Shareholders. Apart from that there has only been one case where I voted against a management recommendation so I think the allegation is an overblown to say the least. The objection is more to the questioning of management and pushing for greater accountability that goes along with responsibility.

3-- in talking with the directors, it’s clear Bob does not have the support of a majority of the board-- additionally, and also very important, he has no support from John and senior management-- John is very perceptive and has understood for years that he does not have Bob’s confidence-- I have talked to both John and Bob about this and encouraged them to spend more time together and build a bond-- that hasn’t happened and I don’t know where the fault lies-- in recent weeks, Bob has had issues with both Kathy Pepski and our new general counsel, Rich Erstad-- there was a recent email exchange between Bob and Rich that ended with Bob saying he would seek counsel elsewhere on issues where Rich was not aligned with Bob-- no director, in all the time I’ve been on the Hawkins board or any other board, has had such an exchange with the general counsel of the company-- before he went into the hospital, John told me he’d had enough of Bob’s behavior and would call him as soon as he was back on the job and ask for his resignation.

Spend time together — not sure what that means and never have? John and I have worked on a number of projects and as far as I knew satisfactorily. True we will never be best buddies but I didn’t know likability was a prerequisite for respect. Additionally, part of McKeon’s role is build the relationship with management vs demanding it — something he spent zero time on.

The issue with Pepski arose when she was scheduled to meet one on one with Candidate after the session with Eapen and Daryl. When I learned about her inclusion in a one on one situation those Board members meeting with Candidate and myself felt this was inappropriate and sent the wrong message i.e. what is it that the CFO would have to say that couldn’t be said in front of the other Board members. Further Candidate had previously informed me that he had limited time for this session. I communicated this to John who couldn’t provide a good reason for doing. Additionally, I asked John to have Jack call me if he had a problem with this direction. Since I heard nothing from Jack I assumed all was ok. As Chair of the Nominating Committee and since our charter delegates to us to set the process it was my decision not to go forward with this independent session; especially since Kathy was joining Eapen and Daryl for lunch with Candidate it had nothing to do with Kathy whom I have a great deal of respect for.

Having said all that lets consider for a moment that when selecting the CFO no member of the Audit Committee was given an opportunity to interview the candidates or the final selection prior to employment. When queried John responded that he didn’t like Eapen and couldn’t/wouldn’t work with him. It would appear that there is a lack of willingness on management’s part to work with or recognize the Board’s true role.

Jack again is taking liberty with my position and assuming facts that aren’t true. My inquiry to Rick was a follow up to a project that I had started and was continuing to work on. His email was a bit of a blind side that could have been avoided had Jack communicated his direction to me. Additionally, I expected part of my query to be dealt with in confidence. My reference to seeking counsel elsewhere was my recognition that with some issues I would need to continue to discuss with Kennedy so neither of us would be caught in the middle. Given Jack’s “bull-shit” email to the Board I hardly thinks this rises to the level of my email or consideration of a resignation request.

4-- finally, Bob has been a good director in the sense of being prepared, putting the time in, etc., but there’s more to being a director than that-- as Marty Lipton said in listing key issues for directors (this was #1)-- “Maintaining collegiality and the culture of common enterprise with the CEO and senior management, while continuing to increase monitoring of performance and compliance in response to pressure from shareholders and regulators.”

Jack is right there is more to it than that and the more to it is marshaling the resources, creating the vision, developing the infrastructure and culture to advance shareholder value, holding management accountable for its results without bias. I believe the Chairman of the Board is required to be objective and to be able to judge leadership without considering personal bias to the family. Additionally, he has certain accountabilities to the Board that are being breached by his blind loyalty to John, making excuses for lack of performance/leadership, tolerating his attacks on Board members: not leading the management to proactively address the concerns of all Board members, and not developing an atmosphere of free expression and teamwork. According to Webster Collegiality is defined as “shared authority among colleagues” — I thing I have exhibited this sharing while directing any activity assigned to achieve the Board’s expectations.

That’s why I’ve asked for Bob’s resignation.

That’s why I refused to resign. I believe the Chairman and CEO’s reactions, attempts to frame a Director, failure to develop a team approach with the Board and attempts to muzzle critique breach fiduciary responsibilities. Further Jack’s attempt to frame a Board member without exhausting all investigative possibilities are ethics violations that should be pursued by the Governance Committee.

When I spoke with Bob on Friday, he said he would not resign— I hope he will reconsider— I cannot force him to resign, but if he refuses to do so, I will seek board approval to remove him from his committee assignments, and I will-- I will keep you posted.

See following documentation of subsequent events.

Special Meeting January 9, 2009                            Saturday, January 3, 2009 1:17 PM

From:	G. Robert Gey
To	Eapen Chacko, James Faulconbridge,

Howard Hawkins, Jack McKeon, John Hawkins, Darryl Skaar,

Duane Jergenson

Cc:	Richard Erstad, Steven Kennedy

Jack,

Given past communication I assume you called the joint meeting referenced in Erstad’s email of December 31, 2008.

If so being the principle identified for decision at this session I am requesting that the meeting be postponed until January 13th or after. I am not available on January 9th due to a long standing commitment that requires me to be out of state.

Additionally, I believe that this matter is of such magnitude as to require those available to meet in person.

Please advise.

Bob

G. Robert Gey

N6562 Bowers Road

Elkhorn, WI 53121

262-723-1210 (H)

612-867-4763 (C)

E-mailed

December 15, 2008

G. Robert Gey

N6562 Bowers Road

Elkhorn, WI 53121

262-723-1210(H)/612-867-4763(C)

Email: rgeyl@Yahoo.com

To All Hawkins Board Members:

Re: Notice of Special Meeting

There are number things I had expected to communicate to you in person relative the issues that have surfaced regarding Candidate’s withdrawal and other issues surfaced by Jack’s email of December 15, 2008.

First though I have to express my utter dismay at the lack of process and refusal to provide a forum for the “other side of the story” along with full Board discussion of the issues.

Much of this goes beyond a “Bob Gey” it surfaces many issues of Governance i.e.:

1.

First and foremost there must be a process in place to fully vett any allegations of misconduct by a Board member and whether the critiques reach the point of being actionable. This cannot objectively occur with a non independent Chairman also chairing the Governance Committee. This is effectively one man rule with no appeal.

2.

There is an ethical issue here as well. Jack states that the Candidate declination was a “catalyst”. For there to be a catalyst there has to be a causal. When Jack refused to verify my response with Candidate I called him and verified that he and I had NO conversation relative to HWHN matters other than that which occurred with Jim and Duane present and regarding scheduling of subsequent meetings. He did state however that he made his decision after meeting with Jack and “interviewing” John and in context of all the inputs.

We live in a society where one is innocent till proven guilty — this is simply a non issue and being used as an attempt to further frame a Director — there was no investigation or attempts to determine the facts. What most disturbing is that it is also being used to cloud the reasons given by Candidate that reflect poorly on the Board and management. If HWKN is to remain a public company each reason should be a subject fully explored by the Board and a position developed prior to further recruiting.

3.

The final issue is one of the Chairman’s fiduciary and loyalty responsibilities to the Board. How can Board members be free to fully discuss, explore opinions and critique management under the fear of retribution? I am the second Board member that has been asked to resign over a claim of “lack of management support”. Boards are not employees and not at the direction of the Chairman but rather are empowered to consider recommendations but act independently in the best interest of the shareholders. It is clear from the “Bull Shit” email and contrary to Jack’s stated position his actions are above all else protection of the CEO.

The final thing I would point out relative to my lack of being on the team is that there is only one time where I voted against a management recommendation and that was when I first joined the Board. Further my CEO recommendation was three years ago in the midst of the ERP conversion and not repeated since. In fact I was the first to support Jack’s accession to Chair and increase management bonus percentages for performance as well as many other motions.

In sum Jack is right there is more to being a “good” Director. The more is the marshalling of resources, creating the vision, developing the infrastructure and culture to advance shareholder value and holding management accountable for its results without bias.

I believe the Chairman of the Board is required:

1.

To be objective and to be able to judge without considering personal bias and breaching Board responsibilities by blind loyalty; making excuses for lack of performance/leadership, tolerating attacks on Board members and allowing the spreading of critiques of the Board members among the management team.

2.	Leading the Board to encourage full participation/discussion and a team environment that elicits support for the management.
3.	Leading the Board in proactively addressing the concerns of all members without retaliation.
4.	To practice Collegiality which is defined as the shared authority among colleagues vs. expecting blind acceptance of positions espoused.

In sum since I am not available on the 9th but would be anytime the following week for a face to face meeting I felt it necessary to provide you with my position and reflections.

Additionally, as a Board member and shareholder, given the above there should be real concerns by the other Board members as to whether this is just the first shoe to drop. The message is an orchestration of muzzling other Board members contrary opinion and reining in of independent action no matter how minor.

Ergo irrespective of the vote from the special meeting I believe I am entitled to and am requesting a sub committee of independent Directors be convened to investigate and respond to the full Board relative to the above and other allegations contained in Jack’s email of December 15, 2008.

February 16, 2009

G. Robert Gey

N6562 Bowers Road

Elkhorn, WI 53121

262-723-1210(H)/612-867-4763(C)

Email: rgeyl@Yahoo.com

Mr. Richard Erstadt

Hawkins Inc

3100 East Hennepin Ave

Minneapolis, MN 55413

Dear Richard:

The purpose of this letter is to formally register my disagreement with the vote taken at the February 4, 2009 Board of Directors meeting regarding approval of the January 9, 2009 Special Meeting minutes.

During that Special Meeting I made a specific request to include in the minutes the results of the motion for a separate meeting of the independent directors prior to proceeding with the session.

My concern was that unlike the first motion no call was made by the Chair for a second and a rush to vote occurred without due process.

In keeping with the lack of due process the Board at its February meeting then elected not to include the details of this serious action in its minutes.

Therefore, this protest should be included as an addendum to the record for future reviews.

Sincerely,

G. Robert Gey